Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 10, 2014

Hudbay_wordmark_Colour_300dpi_JPEGProposed Acquisition of Augusta February 10, 2014 A Leading Intermediate Base Metals Mining Company Focused on Copper

Hudbay_wordmark_Colour_300dpi_JPEGCautionary Notes This presentation contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects (including on a pro forma basis), statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, the market for the common shares of HudBay Minerals Inc. (“Hudbay”), the value of the common shares of Hudbay received as consideration under the Offer, Hudbay’s anticipated production, the permitting, development and financing of Augusta Resource Corporation’s (“Augusta”) Rosemont Project, reasons to accept the Offer, and the purpose of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of 100% of the issued and outstanding common shares of Augusta; that all required third party regulatory and governmental approvals to the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. INVESTOR PRESENTATION l 2

Hudbay_wordmark_Colour_300dpi_JPEGCautionary Notes (continued) The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) will be set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay expects to file tomorrow with the Canadian securities regulatory authorities. Concurrently, Hudbay expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta. The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted. Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although Hudbay has no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither Hudbay nor any of its respective directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date hereof. INVESTOR PRESENTATION l 3

Hudbay_wordmark_Colour_300dpi_JPEGCautionary Notes (continued) The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Hudbay’s Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects. (“NI 43-101”). The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101. NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to herein may not qualify as “reserves” under SEC standards. In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are used to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” contained herein is economically or legally mineable. For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. INVESTOR PRESENTATION l 4

Hudbay_wordmark_Colour_300dpi_JPEGTransaction Rationale .Enhances Hudbay’s market position as a leading intermediate base metals company with world-class copper production growth .Augusta’s Rosemont project is an attractive complement to Hudbay’s portfolio of low-cost, long-life assets .The Rosemont project is an ideal fit with Hudbay’s disciplined growth strategy .Acquisition of a high-quality development-stage asset in a mining friendly jurisdiction .Contributes to the next phase of growth following construction completion at Constancia .Hudbay has the technical and operational expertise and financial capacity to efficiently develop and operate Rosemont .Hudbay has an 87-year history of successful project execution and operations .Well capitalized with sufficient financial capacity to complete construction at Constancia and start work at Rosemont .Accretive to Hudbay shareholders on key per share metrics .Net asset value, reserves and resources, and long-term production, cash flow, and earnings INVESTOR PRESENTATION l 5

Hudbay_wordmark_Colour_300dpi_JPEGTransaction Summary INVESTOR PRESENTATION l 6 Source: 1.Based on Hudbay’s TSX closing share price on February 7, 2014. 2.Total enterprise value stated on 100% basis and using fully diluted in-the-money shares outstanding. 3.Based on Hudbay’s and Augusta’s volume weighted average price (VWAP) for the 20-day period ending February 7, 2014 based on TSX trading data only. 4.Based on Augusta’s TSX trading data on February 6 & 7, 2014. The Offer •Acquisition of all of the issued and outstanding common shares of Augusta not currently held by Hudbay •0.315 of a Hudbay share per Augusta share, representing total consideration of C$2.96 per share1 •Total enterprise value of approximately C$540 million2 Premia •62% premium to Augusta’s 20-day volume weighted average price (VWAP)3 •18% premium to Augusta’s closing price of C$2.51 on February 7, 2014 in addition to Augusta’s 26% share price increase during the previous two trading days4 Key Conditions •Minimum tender of 66.% of Augusta’s shares outstanding (on a fully-diluted basis), inclusive of the Augusta shares currently owned by Hudbay (~16% basic) •Augusta shareholder rights plan not adversely affecting the Offer •Receipt of regulatory approval •No due diligence or financing conditions and does not require Hudbay shareholder approval Timing •Offer is open for acceptance until 5:00 pm EST on March 19, 2014, subject to extension or withdrawal •Offer and circular expected to be filed on February 10, 2014 Hudbay’s offer is attractive to Augusta shareholders

Hudbay_wordmark_Colour_300dpi_JPEGRosemont Augusta Aligns with Hudbay’s Stated Growth Strategy INVESTOR PRESENTATION l 7 1.Based on Augusta’s NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012 1. Focus Geographically Located in an established, mining-friendly jurisdiction in the Americas with a long history of copper production 2. Focus Geologically Porphyry deposit with similar scale and geological setting to Constancia 3. Acquire Small, Think Big Opportunity to enhance value by applying technical expertise to Augusta’s prospective development project 4. Invest Patiently Accretive to net asset value, reserves and resources per share, and enhances long-term production, cash flow and earnings per share metrics 5. Quality Growth Rosemont would add low-cost production growth potential of approximately 240 million pounds of copper per annum1 777 Lalor Reed Constancia

Hudbay_wordmark_Colour_300dpi_JPEGCompelling Value Proposition for Augusta Shareholders INVESTOR PRESENTATION l 8 Significant premium and participation in a leading intermediate base metals producer Source: Bloomberg 1.Based on Hudbay and Augusta closing and 20-day volume weighted average prices as at February 7, 2014; based on TSX trading data only 2.Augusta share price increase during the two trading days preceding the Offer on the TSX Hudbay’s offer provides a unique value proposition with a significant upfront premium and the potential for a re-rating as Lalor, Reed and Constancia come on stream Participation in a leading intermediate base metals producer with a portfolio of low-cost, long-life producing and fully funded construction-stage assets with world-class copper production growth Augusta shareholders will continue to benefit from future value enhancements at Rosemont without the single asset risk to which they are currently exposed Hudbay has proven technical and operating experience to advance Rosemont through final stages of permitting and pre-construction, applying its 87-year track record of bringing new projects into production Hudbay is well capitalized to advance Rosemont and complete construction at Constancia without Augusta’s risk of liquidity shortfalls and materially dilutive financings Bid Premium as of February 7, 2014 2 1

Hudbay_wordmark_Colour_300dpi_JPEGProven Project Execution INVESTOR PRESENTATION l 9 Hudbay has an 87 year track record of building, operating and reclaiming mines Production Construction Feasibility & Permitting 777 •Well-established operation •Stable and steady low-cost production Constancia •Construction over 56% complete •Initial production by late 2014 •Commercial production by Q2 2015 Reed •Production achieved in September 2013 •Full production expected by H1 2014 Rosemont •High-quality development project •Complementary to existing portfolio •Sequences well with Constancia •Well-established infrastructure The Next Phase of Growth Lalor •Phase 1 production achieved in Q1 2013 •Concentrator refurbishment expected by mid- 2014 •Shaft commissioning by H2 2014 Source: Company disclosure

HUDBAY

Overview of Rosemont

A quality project in a favourable jurisdiction

Asset Highlights

- Located in Arizona – the 6th largest copper producing region globally
- Open pit project producing copper and molybdenum concentrates via flotation – similar mining, processing and scale to Constancia
- Augusta's 2012 Feasibility Study indicates over 240 million pounds of copper production per year at low cash costs[2]
- Excellent access to infrastructure, including power, highways, rail and ports
- Large reserve and resource base to support long-life operation of 20+ years
- Low capital intensity with strategic and financial partners to partially fund upfront capital

Location Map


Pima County,
Arizona

Mineral Reserves and Resources[1,2]

Category	Tons (M)	Copper (%)	Moly (%)	Silver (opt)	Copper (Blbs)	Moly (Mlbs)	Silver (Moz)
Reserves	667.2	0.44	0.015	0.12	5.9	194	80
M&I	919.3	0.41	0.014	0.11	7.5	257	101
Inferred	138.6	0.40	0.012	0.10	1.1	33	14

Source: Augusta company disclosure

1. Mineral resources are inclusive of reserves and include mixed and sulfides resources only
2. Based on Augusta's NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012

INVESTOR PRESENTATION | 10

2.0 4.1 1.0 1.6 0.6 1.0 Hudbay Pro Forma Hudbay Proven and Probable Measured and Indicated Inferred +106% in P+P Reserves 0 50 100 150 200 250 300 350 2013A 2014E 2015E Pro Forma Hudbay Copper Production (kt Cu) Manitoba Constancia Copper Focused Growth1 Significant production growth supported by large reserve base INVESTOR PRESENTATION l 11 Source: Hudbay and Augusta company disclosure 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 Hudbay expected impact on Hudbay after completion of an acquisition of Augusta. 2. Based on -101 Technical Report Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012. +570% Copper Production Growth Copper Reserve and Resource Growth2 (mm tonnes Cu) of a share per Augusta share. “Pro Forma Hudbay” indicates the Hudbay’s production, reserves and resources estimates and Augusta’s NI 43

HUDBAY

Leading Position vs. Intermediate Producer Peers[1]

Hudbay is uniquely positioned as a low-cost, high growth producer

Market Capitalization



(US$bn)
$11.0
$6.8
$2.8
$2.0
$1.7
$1.1
$0.9
$0.9
First Quantum
Turquoise Hill
Lundin
PF Hudbay[1]
Hudbay
Capstone
Oz Minerals
PanAust

Mineral Reserves



(mmt Cu)
19.8
7.9
4.1
2.1
2.0
1.5
0.8
0.7
First Quantum
Turquoise Hill
PF Hudbay[1,2]
Lundin
Hudbay
Capstone
PanAust
Oz Minerals

2014E / 2016E Consensus Production



24%
80%
5%
9%
2%
16%
6%
2014E-2016 Cu Production CAGR (%)
(kt Cu)
484
745
48
155
164
181
112
133
101
105
75
101
60
68
First Quantum
Hudbay[3]
Turquoise Hill
Lundin
Capstone
Oz Minerals
PanAust

2014E – 16E Consensus Avg. Cash Costs



(US$/lb Cu net of by-product credits)
$1.24
$1.32
$1.38
$1.44
$1.51
$1.81
$1.90
Hudbay
First Quantum
Oz Minerals
Lundin
PanAust
Capstone
Turquoise Hill

Source: FactSet, company disclosure and available equity research

1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share and based on Hudbay's share price as at February 7, 2014.
2. Based on Augusta's NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012 and Hudbay's reserve and resource estimates.
3. Consensus numbers for Hudbay only. Arrow represents potential future production impact to Hudbay beyond 2016 from the addition of the Rosemont project.

INVESTOR PRESENTATION | 12

HUDBAY

A Low-Risk Investment with Significant Copper Growth

Copper Reserve Contribution by Region


Hudbay Pro Forma 1,3
Hudbay
Capstone
OZ Minerals
First Quantum
Lundin
PanAust
Turquoise Hill
100%
100%
100%
100%
55%
45%
11%
89%
100%
100%
Investment Grade
Non-Investment Grade

Reserve Contribution by Commodity[2]


63%
Current
73%
Hudbay Pro Forma 1, 3
Cu
Zn
AuEq
Mo

Source: Company disclosure, Bloomberg

1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share. "Pro Forma Hudbay" indicates the expected impact on Hudbay after completion of an acquisition of Augusta.
2. Reserve contribution based on in-situ value using long-term consensus commodity prices of US$3.00/lb Cu, US$1.00/lb Zn, US$12.00/lb Mo, US$1,300/oz Au, and US$21.50/oz Ag. In-situ value adjusted based on streaming arrangements with Silver Wheaton at Constancia, 777, and Rosemont.
3. Based on Augusta's NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012

INVESTOR PRESENTATION | 13

$631 $164 $260 $100 $250 Available Liquidity Available Credit Facilities Canadian Income Tax and Peruvian VAT Remaining Stream Payments Equity Financing Cash and Equivalents Strong Financial Capacity Superior financial capacity to fund remaining capital spending at Constancia, Lalor, and Reed Recently enhanced cash position with equity financing Does not include $150 million planned off-take debt financing Cash flows from operations would assist in funding the continued development of Rosemont Capital expenditures expected to be funded from contributions of financial partners and strong internal cash flow generation following ramp up of Lalor and start up of Constancia5 INVESTOR PRESENTATION l 14 Hudbay Liquidity 1 Well capitalized to complete construction at Constancia and advance Rosemont Total Current Liquidity of $1.4 billion 1. Cash balances as of December 31, 2013; assumes USD/CAD conversion rate of 1.0 2. Includes Caterpillar Financial financing and additional standby credit facilities 3. Expected to be reimbursed in the next 12 months 4. Net of underwriting fees and expenses 5. Financial partners include Silver Wheaton and KORES/LG consortium 2 3 4

Significant Production Growth with Leading Cash Costs1 Top global producer with significant leverage to copper and bottom quartile costs 0.0 1.0 2.0 3.0 4.0 Freeport Codelco Glencore BHP First Quantum Southern Cu Rio Tinto KGHM Kazakhmys Vale Anglo Antofagasta N. Iranian Cu Norilsk Hudbay (2018) PF Teck Chinalco Sumitomo Mitsubishi Barrick JX Holdings Vedanta Grupo Mexico Jiangxi Cu Gecamines ENRC Hudbay (2018) MMG ZCCM Russian Cu UGMK Mong. Gov't Lundin Marubeni Nevada Cu Mitsui Buenaventura Newcrest Private OZ Minerals Capstone Hudbay (2014) Copper Production (bn lbs) Source: Wood Mackenzie 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share. indicates the expected impact on Hudbay after completion of an acquisition of Augusta. Global Positioning on 2018E Copper Production $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Southern Cu Chinalco Russian Cu Hudbay (2018) Hudbay (2018) PF Private MMG Jiangxi Cu OZ Minerals Capstone Nevada Cu Lundin Rio Tinto Buenaventura Freeport Hudbay (2014) Sumitomo Glencore Mong. Gov't Vale Teck JX Holdings First Quantum Mitsubishi Antofagasta Codelco ENRC KGHM Gecamines Marubeni Norilsk Mitsui Grupo Mexico BHP UGMK Anglo Kazakhmys N. Iranian Cu ZCCM Newcrest Barrick Vedanta Net Cash Costs (US$/lb Cu) Global Positioning on 2018E Cash Costs Rank 15 Rank 62 Rank 27 INVESTOR PRESENTATION l 15

Industry-Leading Base Metals Company INVESTOR PRESENTATION l 16 Hudbay sustainable value for all of our shareholders for the long term. Hudbay is a leading intermediate base metals mining company with worldclass copper production growth Global scale Projected bottom quartile cash costs Low capital and political risks Long-life mines with excellent geological potential Compelling investment thesis Lalor, Reed and Constancia are coming on stream Rosemont development dovetails with Constancia, enabling low-risk and efficient execution Presents a unique low-risk, global scale investment vehicle Hudbay is focused on leading growth supported by quality assets...... delivering on our stated growth strategy and continuing to create

For more information contact: Candace Brûlé Director, Investor Relations Tel: 416.814.4387 Email: candace.brule@hudbayminerals.com Constancia primary crusher HBM